EXHIBIT 99.2

Independent Auditor’s Report and Consolidated Financial Statements of

TURQUOISE HILL RESOURCES LTD.

December 31, 2014 and 2013

Independent Auditor’s Report

To the Shareholders of Turquoise Hill Resources Ltd.

We have completed integrated audits of Turquoise Hill Resources Ltd.’s (the Company) December 31, 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Turquoise Hill Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of operations, comprehensive loss, equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. as at December 31, 2014 and December 31, 2013 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited Turquoise Hill Resources Ltd.’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Turquoise Hill Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia

March 24, 2015

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31, 2014	December 31, 2013
ASSETS

CURRENT
Cash and cash equivalents (Note 22)	$862,755	$56,275
Accounts receivable (Note 4)	14,519	2,456
Due from related parties (Note 22)	19,030	5,050
Inventories (Note 5)	400,142	812,187
Prepaid expenses	16,903	21,872
Current assets held for sale (Note 3)	-	74,987

TOTAL CURRENT ASSETS	1,313,349	972,827

LONG-TERM INVESTMENTS (Note 6)	33,567	49,863
OTHER LONG-TERM INVESTMENTS (Note 7)	75,376	254,253
INVENTORIES (Note 5)	176,518	130,342
PROPERTY, PLANT AND EQUIPMENT (Note 8)	6,520,738	6,765,270
OTHER ASSETS	6,228	80,109
NON-CURRENT ASSETS HELD FOR SALE (Note 3)	41,465	343,027

TOTAL ASSETS	$8,167,241	$8,595,691

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$322,758	$356,747
Payable to related parties (Note 22)	53,784	246,296
Deferred revenue	140,135	106,799
Interim and bridge funding facilities (Note 11)	-	2,142,792
Current liabilities held for sale (Note 3)	-	34,287

TOTAL CURRENT LIABILITIES	516,677	2,886,921

RIGHTS OFFERING DERIVATIVE LIABILITIES (Note 14 (d))	-	928,280
ASSET RETIREMENT OBLIGATIONS (Note 13)	73,839	98,240
NON-CURRENT LIABILITIES HELD FOR SALE (Note 3)	-	104,164

TOTAL LIABILITIES	590,516	4,017,605

NATURE OF OPERATIONS (Note 1)
CONTINGENCIES (Note 24)
SUBSEQUENT EVENTS (Notes 10 and 27)

EQUITY

SHARE CAPITAL (Note 14)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
2,012,298,797 (2013 - 1,006,116,602) common shares	12,394,374	9,150,621
ADDITIONAL PAID-IN CAPITAL	1,556,638	1,548,287
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 15)	(8,375)	2,519
DEFICIT	(5,704,995)	(5,736,763)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	8,237,642	4,964,664
NONCONTROLLING INTERESTS (Note 16)	(660,917)	(386,578)

TOTAL EQUITY	7,576,725	4,578,086

TOTAL LIABILITIES AND EQUITY	$8,167,241	$8,595,691

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year Ended December 31,
	2014	2013

REVENUE (Note 17)	$1,644,133	$51,520

COST OF SALES (Note 18)	(1,272,069)	(49,185)

EXPENSES
Other operating expenses (Note 19)	(241,087)	(212,822)
General and administrative	(25,323)	(61,288)
Exploration and evaluation	(9,680)	(26,323)
Depreciation	(8,911)	(2,661)
Accretion of asset retirement obligations	(6,949)	(5,664)
Gain on sale of other mineral property rights	15,065	-
Write-down of carrying value of materials and supplies inventory	(16,536)	(14,839)
Write-down of carrying value of property, plant and equipment	(8,170)	-

TOTAL EXPENSES	(1,573,660)	(372,782)

OPERATING INCOME (LOSS)	70,473	(321,262)

OTHER INCOME (EXPENSES)
Interest income	4,982	14,731
Interest expense	(7,729)	(42,092)
Foreign exchange gains (losses)	6,861	(3,952)
Change in fair value of derivatives (Note 14 (d))	(32,970)	87,722
Other income (Note 20)	2,572	232,535

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	44,189	(32,318)
Provision for income and other taxes	(51,001)	(41,346)
Share of loss of significantly influenced investees	-	(3,029)

LOSS FROM CONTINUING OPERATIONS	(6,812)	(76,693)
LOSS FROM DISCONTINUED OPERATIONS (Note 3)	(191,407)	(370,967)

NET LOSS	(198,219)	(447,660)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 16)	229,987	335,624

NET INCOME (LOSS) ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$31,768	$(112,036)

NET INCOME (LOSS) ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$141,020	$97,694
DISCONTINUED OPERATIONS	(109,252)	(209,730)

	$31,768	$(112,036)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$0.07	$0.07
DISCONTINUED OPERATIONS	(0.05)	(0.16)

	$0.02	$(0.09)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (o))	1,976,438	1,297,660

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (o))	1,976,550	1,297,660

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013
NET LOSS	$(198,219)	$(447,660)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized (losses) gains on available-for-sale equity securities, net of tax (expense) / recovery of ($5,539), $5,539 (Note 6 (a))	(22,350)	17,433
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil (Note 7)	11,685	(12,062)
Currency translation adjustments, net of tax of $nil, $nil	-	(26,045)

TOTAL OTHER COMPREHENSIVE LOSS	(10,665)	(20,674)

TOTAL COMPREHENSIVE LOSS	$(208,884)	$(468,334)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$20,874	$(122,366)
Noncontrolling interests	(229,758)	(345,968)

	$(208,884)	$(468,334)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)
	Number of Common Shares	Amount			Deficit	Noncontrolling Interests	Total
Balances, December 31, 2012	1,005,535,530	$9,145,394	$1,520,745	$12,849	$(4,608,549)	$10,527	$6,080,966
Net loss	-	-	-	-	(112,036)	(335,624)	(447,660)
Other comprehensive loss	-	-	-	(10,330)	-	(10,344)	(20,674)
Shares issued for:
Exercise of stock options	534,628	4,635	(3,101)	-	-	-	1,534
Bonus shares	13,750	364	(364)	-	-	-	-
Share purchase plan	32,694	228	-	-	-	-	228
Other increase (decrease) in noncontrolling interests (Note 16)	-	-	13,475	-	-	(51,137)	(37,662)
Rights offering (Note 14 (d))	-	-	-	-	(1,016,178)	-	(1,016,178)
Dilution losses	-	-	(3,194)	-	-	-	(3,194)
Stock-based compensation	-	-	20,726	-	-	-	20,726

Balances, December 31, 2013	1,006,116,602	$9,150,621	$1,548,287	$2,519	$(5,736,763)	$(386,578)	$4,578,086
Net income (loss)	-	-	-	-	31,768	(229,987)	(198,219)
Other comprehensive (loss) income	-	-	-	(10,894)	-	229	(10,665)
Shares issued for:
Rights offering (Note 14 (d)), net of issue costs of $79,775	1,006,116,602	3,243,336	-	-	-	-	3,243,336
Exercise of stock options	59,840	398	(265)	-	-	-	133
Share purchase plan	5,753	19	-	-	-	-	19
Other increase (decrease) in noncontrolling interests (Note 16)	-	-	3,533	-	-	(44,581)	(41,048)
Stock-based compensation	-	-	5,083	-	-	-	5,083

Balances, December 31, 2014	2,012,298,797	$12,394,374	$1,556,638	$(8,375)	$(5,704,995)	$(660,917)	$7,576,725

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013

OPERATING ACTIVITIES

Cash generated from (used in) operating activities (Note 21)	$658,281	$(630,897)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 3)	-	59,810
Proceeds from sale of long-term investments	-	235,000
Proceeds from redemption of other long-term investments	115,000	12,193
Expenditures on property, plant and equipment	(203,586)	(1,072,136)
Proceeds from sale of mineral property rights and other assets	10,142	1,359

Cash used in investing activities of continuing operations	(78,444)	(763,774)
Cash used in investing activities of discontinued operations (Note 3)	(8,194)	(23,073)

Cash used in investing activities	(86,638)	(786,847)

FINANCING ACTIVITIES
Issue of share capital	2,288,664	1,762
Proceeds from bridge funding facility (Note 11)	62,373	660,765
Repayment of interim and bridge funding facilities (Note 11)	(2,191,635)	(330,507)
Proceeds from credit facilities (Note 10)	143,826	-
Repayment of credit facilities (Note 10)	(90,000)	-

Cash from financing activities of continuing operations	213,228	332,020
Cash (used in) from financing activities of discontinued operations (Note 3)	(98)	4,603

Cash from financing activities	213,130	336,623

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(130)	(3,651)

NET CASH INFLOW (OUTFLOW)	784,643	(1,084,772)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	78,112	1,162,884

CASH AND CASH EQUIVALENTS, END OF YEAR	$862,755	$78,112
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	-	(21,837)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$862,755	$56,275

CASH AND CASH EQUIVALENTS COMPRISE:
Cash on hand and demand deposits	$141,271	$56,275
Short-term liquid investments	721,484	-

	$862,755	$56,275

Supplementary cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Turquoise Hill Resources Ltd. (“the Company”), together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material operation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies used in these consolidated financial statements are as follows:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and those entities in which the Company has a controlling financial interest either through voting rights or means other than voting rights. For these entities, the Company records 100% of the revenues, expenses, cash flows, assets and liabilities in the consolidated financial statements. For entities that the Company controls but holds less than a 100% ownership interest, a noncontrolling interest is recorded in the consolidated statement of operations and balance sheet to reflect the noncontrolling interest’s share of the net income (loss) and net assets of the entity, respectively.

The Company has assessed all entities, including those entities that hold economic interests in projects at the exploration or development stage, in which the Company holds an economic interest to determine if they are variable interest entities (“VIEs”). If they are determined to be VIEs, the Company assesses on an ongoing basis who the primary beneficiary is based on who has the power to direct matters that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the VIE’s economic performance include, but are not limited to, approval of budgets and programs, financing decisions, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where the Company is the primary beneficiary, the Company consolidates the entity and records a noncontrolling interest, measured initially at its estimated fair value, for the interest held by other equity owners.

For VIEs where the Company has shared power with unrelated parties over the aforementioned matters that most significantly impact the VIE’s economic performance, the Company uses the equity method of accounting to report their results.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Principles of consolidation (continued)

The following table illustrates the Company’s method of accounting for interests in significant entities where the Company holds less than a 100% economic interest. The Company consolidates all entities where it holds a 100% economic interest.

	Economic interest during 2014	Method
Oyu Tolgoi LLC (i)	66.0%	Consolidation
SouthGobi Resources Ltd. (ii) until December 3, 2014	56.0% - 53.9%	Consolidation
from December 3, 2014	47.9%	Significantly influenced investee at fair value

(i)	Wholly-owned subsidiaries of the Company together hold a 66.0% interest in Oyu Tolgoi LLC (“Oyu Tolgoi”), a VIE whose principal asset is the Oyu Tolgoi copper-gold mine located in southern Mongolia.

The Company has determined that no individual party has both: (a) the unilateral power to direct the activities that most significantly impact Oyu Tolgoi’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to Oyu Tolgoi. The Company consolidates its 66.0% interest in Oyu Tolgoi as it is a member of a related party group with such attributes and is the entity within the group that is most closely associated with Oyu Tolgoi.

The determination of which party within the related party group is most closely associated with Oyu Tolgoi requires judgment and is based on the existence of principal-agency relationships within the group, relationship and significance of the activities of the VIE to the parties within the group, exposure to the variability associated with the anticipated economic performance of the VIE and design of the VIE.

The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi. At December 31, 2014, the consolidated carrying amounts (100%) of Oyu Tolgoi’s assets and liabilities were $7.3 billion and $0.5 billion, respectively. The maximum exposure to loss related to this VIE is $9.4 billion, calculated as the aggregate of the carrying amount of the Company’s common share interest, shareholder loan interests and certain obligations of Oyu Tolgoi guaranteed by the Company.

(ii)

At December 31, 2014, the Company holds a 47.9% interest in SouthGobi Resources Ltd. (“SouthGobi”), which owns the Ovoot Tolgoi coal mine in southern Mongolia. The Company accounts for its interest in SouthGobi as a company subject to significant influence, at fair value (see Note 3(a)). Prior to December 3, 2014, the Company held a controlling interest in SouthGobi.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and the measurement and valuation of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the recoverability of property, plant and equipment, depreciation and depletion, estimated fair value less costs to sell of assets held for sale, estimated fair value of derivatives, estimated fair value of warrants, estimated fair values of financial assets and liabilities falling within levels 2 or 3 of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss).

(d)	Revenue recognition

Sales revenue comprises sales to third parties at invoiced amounts. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where Turquoise Hill is responsible for carriage, insurance and freight. All shipping and handling costs incurred by Turquoise Hill are recognized as cost of sales. Sales revenue is presented net of royalties.

Revenues from the sale of significant by-products, such as gold, are included in sales revenue. Sundry revenue incidental to the main revenue generating activities of the operations and which is a consequence of producing and selling the main products is treated as a credit to cost of sales.

Sales revenue is only recognized on individual sales when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred;
•	the price is fixed or determinable; and
•	collectability is reasonably assured.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Revenue recognition (continued)

Delivery generally occurs when the product is loaded onto a truck, train or vessel.

Turquoise Hill recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all of the criteria for revenue recognition. Revenue is then recognized when all of the criteria for revenue recognition have been met.

Sales revenue is commonly subject to adjustment based on the final determination of contained metal and prices. In such cases, sales revenue is initially recognized on a provisional basis using Turquoise Hill’s best estimate of contained metal and subsequently adjusted.

Copper concentrate sales are generally “provisionally priced,” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract.

The final price is based on the market price at the end of the relevant quotation period stipulated in the contract, which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the embedded derivative is marked-to-market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market, such as the London Metals Exchange, and the value of product sold by Turquoise Hill is directly linked to the form in which it is traded on that market. The marking-to-market of the embedded derivative is classified as a component of sales revenue.

(e)	Cash and cash equivalents

Cash and cash equivalents include short-term highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Accounts receivable

Trade receivables and other receivable balances are reported at outstanding principal amounts, net of an allowance for doubtful accounts, if deemed necessary. Turquoise Hill evaluates the collectability of receivable account balances to determine the allowance, if any. Turquoise Hill considers the other party’s credit risk and financial condition, as well as current and projected economic and market conditions, in determining the amount of the allowance. Receivable balances are written off when Turquoise Hill determines that the balance is uncollectible.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost is comprised of production and processing costs, which includes direct and indirect labour, operating materials and supplies, transportation costs and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, transportation costs, and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(h)	Long-term investments

Long-term investments in companies in which Turquoise Hill has voting interests between 20% and 50%, or where Turquoise Hill has the ability to exercise significant influence, are either accounted for using the equity method or measured at fair value.

Under the equity method, Turquoise Hill’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts. Where the fair value option is applied, changes in fair value are recognised in operations for the period.

Long-term investments in equity securities that have readily determinable fair values and are not subject to significant influence are classified as either “available-for-sale” or “held-for-trading”.

Available-for-sale investments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income (loss), unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income for the period. Held-for-trading investments are measured at fair value with changes in those fair values recognized in income for the period.

The cost method is used to account for long-term investments in equity securities that are not accounted for using the equity method or classified as either “available-for-sale” or “held-for-trading”.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(j)	Property, plant and equipment

Property, plant and equipment are carried at cost (including preproduction costs, capitalized interest, other capitalized financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation, including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method (over one to twenty years).

Depletion of each mineral property interest is provided on the units-of-production basis, using estimated proven and probable reserves as the depletion basis.

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with proven and probable reserves and value beyond proven and probable reserves.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there are identifiable cash flows.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Stripping costs

Stripping costs incurred during the production phase of a mine’s open-pit are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred. The production phase of a mine or a mine’s open-pit commences when saleable minerals are produced from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

(l)	Asset retirement obligations

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for accretion of the time value of money and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation and changes in estimate are added to or deducted from the asset.

(m)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan which are disclosed in Note 14.

The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

The PSUs and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, which is based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(n)	Deferred income taxes

Provision for deferred income taxes is based on the liability method. Deferred taxes arise from recognition of the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effects of potentially dilutive stock options and share purchase warrants were antidilutive in the years ended December 31, 2014 and 2013.

The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

	December 31,
	2014	2013
Options	3,742,974	5,909,332
Series D warrants	74,247,460	74,247,460
Anti-Dilution Series D warrants	74,247,460	-

Total potentially dilutive shares	152,237,894	80,156,792

(p)	Segmented reporting

The Company has two segments: Oyu Tolgoi with its copper-gold mine in southern Mongolia; and SouthGobi with its coal operations and exploration activities in Mongolia. The SouthGobi segment is reported within discontinued operations for the years to December 31, 2014 and 2013.

(q)	Accounting changes

•

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014 and had no impact on the Company’s consolidated balance sheet or results of operations.

•

In April 2014, ASC guidance was updated related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance requires additional disclosures relating to discontinued operations. The updated guidance was adopted for the Company’s interim period beginning April 1, 2014 and will be applied prospectively to all disposals or classifications as held for sale that occur on or after that date including the classification of SouthGobi as held for sale as described in Note 3(a).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Recent accounting pronouncements

•

In May 2014, ASC guidance was issued related to revenue recognition from contracts with customers. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. The updated guidance becomes effective for the Company beginning January 1, 2017.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015 or later.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

(a)	SouthGobi

On July 29, 2014, the Company announced that it had entered into a sale and purchase agreement with National United Resources Holdings Limited (“NUR”), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (the “SEHK”), providing for the sale to NUR of a 29.95% stake in SouthGobi, out of the Company’s total 56.8% stake at that time.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56,102,000 common shares that it owns in the capital of SouthGobi to NUR at a price of Cdn$0.455 per common share. Under the terms of the agreement, the Company is to receive approximately Cdn$12.8 million in cash at closing and deferred consideration of approximately Cdn$12.8 million due one year after the closing of the transaction.

On December 2, 2014, Turquoise Hill announced that it had signed an amendment to the sale and purchase agreement which provides, among other matters, for an extension to the closing date from November 30, 2014 to April 30, 2015. At December 31, 2014, the 56,102,000 SouthGobi common shares which the Company has agreed to sell represent a 25.65% stake in SouthGobi after giving effect to the issue of common shares to China Investment Corporation (“CIC”) in November 2014 in satisfaction of interest accrued under its debenture agreement, and a private placement of 24,360,773 common shares by SouthGobi on December 3, 2014. The sale transaction with NUR remains subject to certain closing conditions, including SEHK approval of the circular to be provided to NUR’s shareholders for a vote on the transaction and NUR shareholder approval. NUR has not yet issued the circular for purposes of conducting a shareholder vote and an additional delay in NUR shareholder approval would impact the timing of the closing. There can be no assurance that the transactions contemplated by the sale and purchase agreement, or closing of the transaction itself, will be completed.

The Company had been considering divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the sale and purchase agreement on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

Upon classification of the SouthGobi disposal group as held for sale during the period ended September 30, 2014, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell (“FVLCS”). The Company calculated the FVLCS based on the consideration contained within the sale and purchase agreement as well as the market price of the shares not being sold. As a result, the Company recorded an impairment of $125 million ($70 million after noncontrolling interests) against property, plant and equipment within the disposal group.

Following completion of the private placement on December 3, 2014, Turquoise Hill’s ownership of SouthGobi fell to 47.9%. At this point, SouthGobi ceased to be a subsidiary company of Turquoise Hill and became an investment in a company subject to significant influence. Turquoise Hill’s investment in SouthGobi is recognized at fair value as a long-term investment within non-current assets held for sale in the consolidated balance sheet. Operations and cash flows of SouthGobi up to the date of the private placement are presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(a)	SouthGobi (continued)

Adjustments to the fair value of the Company’s investment in SouthGobi subsequent to the date of the private placement are included as an item of other income or expense within discontinued operations in the consolidated statements of operations. Comparative amounts, accounting for SouthGobi as a consolidated subsidiary, have been reclassified in the December 31, 2013 consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows.

Immediately prior to SouthGobi becoming an investment in a company subject to significant influence on December 3, 2014, Turquoise Hill updated its estimate of SouthGobi’s fair value, concluding that the carrying value was substantially equivalent to the FVLCS. As a consequence, the Company did not adjust the impairment previously recognised in the financial statements for the period ended September 30, 2014. Fair value and deconsolidation adjustments within other expense of discontinued operations include a charge of $1.3 million arising from subsequent re-measurement of the Company’s 47.9% interest in SouthGobi between December 3, 2014 and the balance sheet date.

On February 24, 2015, Turquoise Hill announced an agreement to sell its remaining stake in SouthGobi, not subject to the agreement with NUR, to Novel Sunrise Investments Limited. See Note 27 for further information relating to the proposed transaction.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(a)	SouthGobi (continued)

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	December 31,
	2014	2013
Cash and cash equivalents	$-	$21,837
Accounts receivable	-	2,397
Due from related parties	-	20
Inventories	-	39,227
Prepaid expenses	-	11,506

Current assets held for sale	$-	$74,987

Long-term investments (including significantly influenced investees)	$41,465	$29,867
Property, plant and equipment	-	310,366
Other assets	-	2,794

Non-current assets held for sale	$41,465	$343,027

Accounts payable and accrued liabilities	-	29,593
Payable to related parties	-	1,396
Deferred revenue	-	997
Interest payable	-	2,301

Current liabilities held for sale	$-	$34,287

Convertible credit facility	$-	$97,096
Deferred income taxes	-	4,547
Asset retirement obligations	-	2,521

Non-current liabilities held for sale	$-	$104,164

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(a)	SouthGobi (continued)

The net loss reported in discontinued operations for all periods presented is as follows:

	Year Ended December 31,
	2014	2013
Revenue	$23,366	$58,636
Cost of sales	(68,246)	(129,018)
Write down of carrying value of property, plant and equipment	(125,277)	(73,564)
Other income and expenses	(28,324)	(87,766)

Loss before income taxes	$(198,481)	$(231,712)
Recovery of (provision for) income taxes	7,074	(58,652)

Loss from discontinued operations	$(191,407)	$(290,364)

Loss before income taxes attributable to Turquoise Hill Resources Ltd.	$(107,021)	$(129,759)

(b)	Inova Resources Limited

In November 2013, Turquoise Hill completed the sale of all of its 57.3% holding in Inova Resources Limited (“Inova”) to Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. for $83.2 million (A$90.1 million) in cash (A$0.22 cash per share), before adjusting for $23.3 million of cash held by Inova at the date the sale was completed.

Inova’s operations and cash flows for the year ended December 31, 2013 are presented as discontinued operations in the consolidated statements of operations and cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(b)	Inova Resources Limited (continued)

The net loss reported in discontinued operations for all periods presented is as follows:

	Year Ended December 31,
	2014	2013
Revenue	$-	$130,871
Cost of sales	-	(151,167)
Write down of carrying value of property, plant and equipment	-	(26,699)
Other income and expenses	-	(38,948)

Loss before income taxes	$-	$(85,943)
Gain on sale of discontinued operations	-	5,340
(Provision for) recovery of income taxes	-	-

Loss from discontinued operations	$-	$(80,603)

Loss before income taxes attributable to Turquoise Hill Resources Ltd.	$-	$(48,988)

4.	ACCOUNTS RECEIVABLE

	December 31,
	2014	2013
Trade receivables	$11,965	$563
Refundable taxes	590	1,210
Other	1,964	683

	$14,519	$2,456

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	INVENTORIES

	December 31,
	2014	2013

Current
Copper-gold concentrate	$145,005	$544,183
Run-of-mine copper-gold stockpiles	12,193	5,206
Materials and supplies	242,944	262,798

	$400,142	$812,187

Non-current
Run-of-mine copper-gold stockpiles	$176,518	$130,342

6.	LONG-TERM INVESTMENTS

	December 31,
	2014	2013
Available-for-sale equity securities (a)	$32,001	$42,656
Other equity securities, cost method (b)	1,566	7,207

	$33,567	$49,863

(a)	Available-for-sale equity securities

	December 31, 2014				December 31, 2013
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Loss	Value	Interest	Basis	Gain (Loss)	Value
Ivanhoe Mines Ltd. (i)	5.4%	$32,606	$(3,079)	$29,527	6.4%	$26,965	$11,622	$38,587
Entrée Gold Inc. (ii)	9.4%	4,723	(2,283)	2,440	9.4%	4,723	(696)	4,027
Other	-	50	(16)	34	-	50	(8)	42

		$37,379	$(5,378)	$32,001		$31,738	$10,918	$42,656

(i)	At December 31, 2014, the Company held 22.4 million (December 31, 2013 - 11.7 million) freely tradeable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) and a further 11.7 million (December 31, 2013 - 10.7 million) Class A common shares that are subject to certain trading restrictions that expire by October 23, 2015. The freely tradeable Class A common shares were valued based on their quoted market price, whereas a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions. The Company’s aggregate equity interest in Ivanhoe at December 31, 2014 was 5.4%, including common shares accounted for using the cost method (Note 6 (b)(i)).

During February 2015, Turquoise Hill disposed of all of its freely tradable holdings in Ivanhoe (see Note 27).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(a)	Available-for-sale equity securities (continued)

(ii)	An other-than-temporary impairment was not recorded by Turquoise Hill during 2014 (2013 - $1.5 million) against its investment in Entrée Gold Inc. (“Entrée”).

(b)	Other equity securities, cost method

	December 31, 2014		December 31, 2013
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis
Ivanhoe Mines Ltd. (i)	5.4%	$1,451	6.4%	$7,092
Other	-	115	-	115

		$1,566		$7,207

(i)

As at December 31, 2014, the Company held 3.0 million (December 31, 2013 - 14.7 million) Class A common shares of Ivanhoe with trading restrictions exceeding one year, which are classified as a cost method investment because they do not have a readily determinable fair value. In accordance with the Lock-up Agreement signed by the Company and Ivanhoe in April 2013, the trading restrictions are lifted on a portion of these common shares every three months, with all of the common shares being freely tradeable by January 17, 2016.

7.	OTHER LONG-TERM INVESTMENTS

	December 31,
	2014	2013

Treasury Bill	$-	$109,294
Tax Prepayments	75,376	144,959

	$75,376	$254,253

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayment balance is 1.59% compounding annually. Taxes payments are offset at the rate of $5.0 million per month since September 2013. Unless already offset fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made. At December 31, 2014, Turquoise Hill had recognized an $80.0 million (2013 - $nil) reduction in the tax prepayment balance relating to $60.0 million of tax offsets in 2014 and $20.0 million of tax offsets in 2013.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS (Continued)

Turquoise Hill designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term while Turquoise Hill’s intention to hold them to maturity was uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments.

Changes in the fair value of available-for-sale investments are recognized during the period in other comprehensive income.

Turquoise Hill used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	December 31,		December 31,
	2014	2013	2014	2013
T-Bill Face Value	$-	$115,000	-	-
Tax Prepayments Remaining	-	-	$70,000	$150,000
Fair Value	$-	$109,294	$75,376	$144,959
Discount Rate	-	6.6%	6.6%	6.6%
Term	-	0.8 years	0.8 years	1.4 years

Based on the discounted cash flow model as at December 31, 2014, the fair value of the tax prepayments was estimated at $75.4 million. During 2014, Turquoise Hill recorded an unrealized gain of $3.2 million (2013 - $0.3 million unrealized loss) and $8.5 million (2013 - $11.7 million unrealized loss) on the T-Bill and tax prepayments respectively in other comprehensive income.

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2014			2013
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia (a)	$4,189,209	$(506,221)	$3,682,988	$4,100,275	$(261,862)	$3,838,413

	$4,189,209	$(506,221)	$3,682,988	$4,100,275	$(261,862)	$3,838,413

Mineral property interests
Oyu Tolgoi, Mongolia (b)	$920,822	$(87,615)	$833,207	$952,171	$(44,804)	$907,367
Other exploration projects	274	(266)	$8	1,252	(1,244)	8

	$921,096	$(87,881)	$833,215	$953,423	$(46,048)	$907,375

Other capital assets
Oyu Tolgoi, Mongolia	$29,969	$(17,088)	$12,881	$30,423	$(12,049)	$18,374
Other exploration projects	3,986	(3,706)	$280	4,656	(3,872)	784

	$33,955	$(20,794)	$13,161	$35,079	$(15,921)	$19,158

Capital works in progress
Oyu Tolgoi, Mongolia	$1,991,374	$-	$1,991,374	$2,000,324	$-	$2,000,324

	$1,991,374	$-	$1,991,374	$2,000,324	$-	$2,000,324

	$7,135,634	$(614,896)	$6,520,738	$7,089,101	$(323,831)	$6,765,270

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	PROPERTY, PLANT AND EQUIPMENT (Continued)

(a)

On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

(b)

On January 1, 2013, the open pit at the Oyu Tolgoi mine commenced the production phase upon extraction of ore with more than de minimis amounts of saleable mineral material. Therefore, on this date, costs associated with developing the mine’s open pit ceased being capitalized.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2014	2013

Accounts payable and accrued liabilities	$184,750	$249,309
Withholding tax payable	122,820	91,380
Capital lease payable	14,086	14,565
Other	1,102	1,493

	$322,758	$356,747

10.	CREDIT FACILITIES

(a)	Revolving Credit Facility

On February 24, 2014, Oyu Tolgoi signed an unsecured $200.0 million revolving credit facility with two banks. Amounts drawn under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bore interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varied according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matured on February 24, 2015, being the earlier of the contractual maturity date and incurrence of certain other indebtedness.

During 2014, $90.0 million was drawn down on the revolving credit facility with $0.8 million of interest being incurred and $90.0 million of principal and $0.8 million of interest was repaid.

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing the unsecured facility described above. Amounts drawn under the facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on March 19, 2016.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	CREDIT FACILITIES (Continued)

(b)	Concentrate Prepayment Facility

On February 20, 2014, Oyu Tolgoi signed a $126.0 million non-revolving copper-gold concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi could request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes.

During 2014, a total of $53.8 million was prepaid by the customer to Oyu Tolgoi under the prepayment agreement with $0.7 million of interest being incurred and $53.8 million offset against amounts invoiced to the customer. The facility has not been renewed and at December 31, 2014 no further prepayments had been received on the existing agreements.

11.	INTERIM AND BRIDGE FUNDING FACILITIES

	December 31,
	2014	2013

Interim Funding Facility (a)	$ -	$ 1,789,787
New Bridge Facility (b)	-	339,475
Interest payable	-	13,530

	$ -	$ 2,142,792

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility (“Interim Funding Facility”) of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. All amounts owing under the Interim Funding Facility were repaid by January 14, 2014 with the proceeds from the 2013 rights offering and the facility was then cancelled.

Amounts advanced to the Company under the Interim Funding Facility bore interest at the weighted average rate of return earned by the Company on the aggregate Interim Funding Facility proceeds advanced to Oyu Tolgoi. During the year ended December 31, 2014, the Interim Funding Facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. Any interest and fees incurred under the Interim Funding Facility were subject to a gross-up for applicable withholding taxes.

During the year ended December 31, 2014, interest expense of $4.2 million (2013 - $123.5 million), including a gross-up for applicable withholding taxes, was incurred on the Interim Funding Facility, of which $nil (2013 - $87.3 million) was capitalized as Oyu Tolgoi mine development costs.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(b)	New Bridge Facility

In August 2013, Rio Tinto provided the Company with a secured $600 million bridge funding facility (“New Bridge Facility”) that was subject to a front end fee of $6.0 million, an interest rate of LIBOR plus 5.0% per annum on drawn amounts and a commitment fee of 2.0% per annum on undrawn amounts. Interest and fees incurred under the New Bridge Facility were subject to a gross-up for applicable withholding taxes. All amounts owing under the New Bridge Facility were repaid by January 13, 2014 with the proceeds from the 2013 rights offering; the facility was then cancelled.

During the year ended December 31, 2014, no front end fee (2013 - $6.7 million), interest expense of $0.8 million (2013 - $5.7 million) and commitment fees of $0.2 million (2013 - $2.5 million), each inclusive of a gross-up for applicable withholding taxes, were incurred on the New Bridge Facility, of which $nil (2013 - $4.7 million) was capitalized as Oyu Tolgoi mine development costs.

12.	INCOME TAXES

As referred to in Note 2 (b), Turquoise Hill must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill’s provision of income and capital taxes for continuing operations consists of the following:

	Year Ended December 31,
	2014	2013

Withholding and other taxes	$(51,001)	$(41,346)

	$(51,001)	$(41,346)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES (Continued)

Deferred income tax assets and liabilities for continuing operations at December 31, 2014 and 2013 arise from the following:

	December 31,
	2014	2013
Deferred income tax assets
Long-term investments	$96,574	$21,061
Property, plant and equipment	181,893	223,329
Loss carry-forwards and investment tax credits	1,098,129	1,151,010
Other	165,323	11,504

	1,541,919	1,406,904
Valuation allowance	(1,541,919)	(1,406,904)

Net deferred income tax assets	-	-

Deferred income tax liabilities	-	-

Deferred income tax (liabilities) assets, net	$-	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES (Continued)

A reconciliation of the (provision) recovery of income and capital taxes for continuing operations is as follows:

	Year Ended December 31,
	2014	2013

Provision (recovery) of income taxes based on the combined
Canadian federal and provincial statutory tax rates of 26.00% in 2014 and 25.75% in 2013 applied to the net income (loss) from continuing operations	$(11,489)	$8,322
(Deduct) add:
Lower foreign tax rates	115,477	99,915
Tax benefit of losses not recognized	(89,687)	(197,013)
Withholding taxes	(48,396)	(41,124)
Non-taxable portion of gain related to the sale of Altynalmas (a)	-	60,313
Foreign exchange and other	(16,906)	28,241

Provision for income and other taxes	$(51,001)	$(41,346)

(a)

The sale of Turquoise Hill’s interest in Altynalmas (a foreign corporate joint venture) resulted in an accounting gain of $231.9 million and a capital loss of $105.6 million for tax purposes in Canada. The tax provision on the accounting gain was fully offset by $60.3 million of previously unrecognized deferred tax assets arising from the Company’s share of past Altynalmas losses. A full valuation allowance was recognized for the capital loss which can be carried forward indefinitely.

At December 31, 2014, Turquoise Hill had the following unused tax losses from continuing operations:

		Local Currency	U.S. Dollar Equivalent (a)	Expiry Dates
Non-capital losses:
Canada	U.S. Dollar	385,640	$385,640	2030 to 2034
Mongolia	Mongolian Tugrik	1,965,577,536	$1,040,847	2018 to 2022
Capital losses:
Canada	U.S. Dollar	78,776	$78,776	(b)

(a)	Translated using the year-end exchange rate.

(b)	These losses are carried forward indefinitely, subject to change of control rules, for utilization against future net realized capital gains.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES (Continued)

At December 31, 2014, Turquoise Hill has $727.6 million of unused investment tax credits in Mongolia. Unused investment tax credits earned in a particular taxation year may be credited against taxes payable in the subsequent three profitable tax years.

Turquoise Hill also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

Turquoise Hill had no uncertain tax positions as of December 31, 2014 and 2013. Under current conditions and expectations, management does not foresee any significant changes in uncertain tax positions that would have a material impact on the Company’s financial statements.

During 2014 and 2013, Turquoise Hill did not recognize any accrued interest or penalties related to uncertain tax positions within the statement of operations or balance sheet.

Turquoise Hill is subject to taxes in Canada, Mongolia and various foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2014 are as follows:

Canada (a)	2010 to 2014
Mongolia	2010 to 2014

(a)	In addition, the 2005 to 2009 taxation years remain subject to examination in Canada in respect of certain transactions.

13.	ASSET RETIREMENT OBLIGATIONS

Oyu Tolgoi

Balance, December 31, 2012	$92,022

Additions and changes in estimates	554
Accretion expense	5,664

Balance, December 31, 2013	$98,240

Additions and changes in estimates (a)	(31,350)
Accretion expense	6,949

Balance, December 31, 2014	$73,839

(a)

The reduction in estimate is primarily the result of greater discounting effect following changes to the estimated timing of cash outflows. This is in line with an updated life of mine plan consistent with the 2014 Oyu Tolgoi technical report filed on October 28, 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL

(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which, prior to its amendment as described below, included three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan. The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014, and on March 20, 2015, the Board elected to terminate the Bonus Plan and approved an amended Equity Incentive Plan which now includes only the Share Option Plan component.

(i)	The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Turquoise Hill to acquire common shares of the Company at a price based on the weighted average trading price of the common shares for the five days preceding the date of the grant. Options vest over four years and have seven year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permitted the Board of Directors of the Company to authorize the issuance, from time to time, of common shares of the Company to employees of the Company and its affiliates.

(iii)	The Share Purchase Plan entitled each eligible employee of Turquoise Hill to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan was issued common shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the common shares during the preceding three months.

The Company is authorized to issue a maximum of 6.5% of the issued and outstanding Common Shares (December 31, 2014 - 130,799,422) pursuant to the Equity Incentive Plan. At December 31, 2014, an aggregate of 126,585,344 common shares were available for future grants of awards under the plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

During 2014 and 2013, the Company did not grant any new stock options, with the exception of the 1.0 million options granted to employees upon closing of the 2013 rights offering in January 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2014 is as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
			(Expressed in Canadian dollars)

Balances, December 31, 2012	49,183,597	16,176,212	$15.58
Increase in amount authorized	618,842	-	-
Options granted	-	-	-
Options exercised	-	(534,628)	2.96
Options cancelled	8,705,564	(8,705,564)	16.68
Options expired	1,026,688	(1,026,688)	9.07
Bonus shares	(13,750)	-	-
Shares issued under share purchase plan	(32,694)	-	-

Balances, December 31, 2013	59,488,247	5,909,332	$16.23
Increase in amount authorized	65,401,843	-	-
Options granted	(1,014,235)	1,014,235	13.85
Options exercised	59,840	(59,840)	2.41
Options cancelled	2,649,649	(2,649,649)	14.98

Balances, December 31, 2014	126,585,344	4,214,078	$13.30

At December 31, 2014, the U.S. dollar equivalent of the weighted average exercise price was $11.47 (December 31, 2013 - $15.28).

The total intrinsic value of options exercised during the years ended December 31, 2014 and 2013 was $0.1 million and $1.8 million, respectively.

As at December 31, 2014, options vested and expected to vest totalled 4,214,078 (December 31, 2013 - 5,909,332) and had an aggregate intrinsic value of $0.3 million (December 31, 2013 - $0.1 million).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2014:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
(Expressed in Canadian dollars)			(Expressed in Canadian dollars)		(Expressed in Canadian dollars)

$2.41 to $6.76	470,104	1.08	$2.94	470,104	$2.94
$6.77 to $10.56	916,568	2.63	7.17	804,478	8.17
$10.57 to $14.41	1,155,046	1.77	12.60	1,155,046	12.60
$14.42 to $23.75	1,672,360	2.29	20.06	1,623,131	20.67

	4,214,078	2.09	$13.30	4,052,759	$13.83

As at December 31, 2014, total unrecognized compensation cost related to unvested stock options was $0.4 million. This cost is expected to be recognized over a weighted-average period of approximately 0.6 years.

As at December 31, 2014 the aggregate intrinsic value for fully vested stock options was $0.3 million (December 31, 2013 - $0.1 million).

During 2014, stock-based compensation of $4.6 million (2013 - $9.7 million) was incurred by Turquoise Hill and charged to operations.

During 2014, stock-based compensation of $nil (2013 - $4.6 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(b)	Other Stock Based Compensation

The Company has a Performance Share Unit Plan, which authorizes the Board of Directors of the Company to grant PSU’s to directors and employees of Turquoise Hill. Each PSU evidences the right of the holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a common share, calculated using the average of the closing prices of the common shares for the five days preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria. During 2014, the Company granted 177,051 PSU’s with a fair value of $0.6 million. At December 31, 2014, 114,072 PSU’s remained outstanding and unvested.

The Company has a Director Deferred Share Unit Plan, which authorizes the Board of Directors of the Company to grant DDSU’s to independent directors of the Company. Each DDSU evidences the right of the holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a common share, calculated using the volume weighted average closing prices of the common shares for the five days preceding the date the fair market value is to be determined. During 2014, the Company granted 161,300 DDSU’s with a fair value of $0.6 million. At December 31, 2014, 247,579 DDSU’s remained outstanding.

(c)	Series D Warrants

Under the terms of the 2012 MOA and the May 22, 2012 amendment thereto, the Company agreed to issue 55 million Series D Warrants to Rio Tinto upon filing the 2012 rights offering preliminary prospectus on May 22, 2012. Each Series D Warrant entitles Rio Tinto to purchase one common share of the Company at the warrant’s exercise price at any time during a three year period. The quantity and exercise price of the Series D Warrants were both subject to certain anti-dilution provisions connected to future rights offerings. After the 2012 rights offering closed on July 26, 2012, the number of Series D Warrants was increased to 74,247,460 and the exercise price was set at $10.37.

Turquoise Hill has recorded an amount of $164.4 million in equity attributable to the fair value of the Series D Warrants, and a corresponding amount was expensed as financing costs during 2012. As at May 22, 2012, the fair value of the Series D Warrants was determined using the Black-Scholes option-pricing model, using the following assumptions:

Exercise price	$10.33
Theoretical ex-rights share price	$8.62
Risk-free interest rate	0.46%
Expected life	3.0 years
Expected volatility	60%
Expected dividends	Nil

As at December 31, 2014, Rio Tinto held 74,247,460 Series D Warrants (December 31, 2013 - 74,247,460) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(c)	Series D Warrants (continued)

Upon closing the 2013 rights offering in January 2014, the exercise price of the Series D Warrants was adjusted to $8.20 and Rio Tinto was issued a further 74,247,460 Anti-Dilution Series D Warrants that are exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

(d)	2013 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2013 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $2.40 or Cdn$2.53 subscription price. Furthermore, the Cdn$2.53 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 3, 2013, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $1,016.2 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $500.1 million attributable to rights held by the Company’s noncontrolling shareholders and $516.1 million attributable to rights held by Rio Tinto. Upon completion, the derivative financial liability was remeasured at fair value with changes recognized in earnings. During 2014, the Company recognized a derivative loss of $33.0 million (2013 - gain of $87.7 million).

In January 2014, the derivative financial liability was settled as rights were exercised and a total of $962.3 million was reclassified from the derivative financial liability to share capital.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(d)	2013 Rights Offering (continued)

Under the terms of the 2013 MOA, Rio Tinto confirmed that it would take up its full basic subscription privilege, with respect to its 51% shareholding, and provide a standby commitment to subscribe for the common shares not subscribed for under the basic subscription privilege and the additional subscription privilege under the rights offering, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights were in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	January 13, 2014	December 31, 2013	December 3, 2013

Ex-rights share price	Cdn$3.61	$3.30	$3.38
Risk-free rate of return	nil%	0.08%	0.08%
Spot Cdn$ exchange rate	0.92	0.94	0.94

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

Rio Tinto’s standby commitment over rights held by the Company’s noncontrolling shareholders was accounted for as a derivative financial asset. Its fair value was estimated as the difference between the estimated forward contract price, used to estimate the fair value of a right held by Rio Tinto, and the published market quotation for a right. During the rights offering period, there were no significant differences between these two prices, so no derivative financial asset was recognized.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the standby purchaser fee liability was accounted for as a derivative financial liability measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as other assets in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering.

During 2014, the Company recognized a derivative gain of $1.1 million (2013 - loss of $0.2 million) associated with remeasuring the standby purchaser fee liability.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gain (Loss) on Available- For-Sale Equity Securities	Unrealized (Loss) Gain on Available- For-Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, December 31, 2013	$16,972	$(16,195)	$1,742	$2,519

Change in other comprehensive (loss) income before reclassifications	(22,615)	11,685	(229)	(11,159)
Reclassifications from accumulated other comprehensive income	265	-	-	265
Net other comprehensive (loss) income	(22,350)	11,685	(229)	(10,894)
Balance, December 31, 2014	$(5,378)	$(4,510)	$1,513	$(8,375)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations

	Year Ended December 31, 2014
Unrealized loss on available-for-sale equity securities:
Other-than-temporary impairment charges	$(1,766)	Loss from discontinued operations
Disposal of available-for-sale investment	1,501	Loss from discontinued operations

	$(265)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	NONCONTROLLING INTERESTS

At December 31, 2014 there were noncontrolling interests in Oyu Tolgoi and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi	Discontinued Operations (SouthGobi)	Discontinued Operations (Inova)	Total

Balance, December 31, 2012	$(334,601)	$246,748	$98,380	$10,527

Noncontrolling interests’ share of loss	(174,387)	(123,917)	(37,320)	(335,624)
Noncontrolling interests’ share of other comprehensive loss (income)	(3,986)	2,594	(8,952)	(10,344)
Common share investments funded on behalf of noncontrolling interest (a)	105,400	-	-	105,400
Funded amounts repayable to the Company (a)	(105,400)			(105,400)
Changes in noncontrolling interests arising from other changes	-	971	1,351	2,322
Disposal of noncontrolling interest in subsidiary	-	-	(53,459)	(53,459)

Balance, December 31, 2013	$(512,974)	$126,396	$-	$(386,578)

Noncontrolling interests’ share of loss	(150,839)	(79,148)	-	(229,987)
Noncontrolling interests’ share of other comprehensive loss (income)	2,896	(2,667)	-	229
Changes in noncontrolling interests arising from other changes	-	367	-	367
Disposal of noncontrolling interest in subsidiary	-	(44,948)	-	(44,948)

Balance, December 31, 2014	$(660,917)	$-	$-	$(660,917)

(a)

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at December 31, 2014, the cumulative amounts of such funding were $751.2 million (December 31, 2013 - $751.2 million) and the unrecognized interest was $168.6 million (December 31, 2013 - $110.5 million).

17.	REVENUE

	Year Ended December 31,
	2014	2013

Copper-gold concentrate
Copper	$1,010,752	$37,596
Gold	616,124	13,172
Silver	17,257	752

	$1,644,133	$51,520

For the year ended December 31, 2014, revenues are presented net of royalties of $91.5 million (2013 - $3.0 million).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	COST OF SALES

	Year Ended December 31,
	2014	2013

Production and delivery	$887,628	$36,579
Depreciation and depletion	381,659	12,606
Write-down of carrying value of inventory	2,782	-

	$1,272,069	$49,185

19.	OTHER OPERATING EXPENSES

	Year Ended December 31,
	2014	2013

Operating segment administration	$186,572	$153,624
Selling expenses	31,674	14,117
Care and maintenance costs	4,103	12,278
Operational readiness	-	20,076
Other	18,738	12,727

	$241,087	$212,822

20.	OTHER INCOME

	Year Ended December 31,
	2014	2013

Realized gains on foreign currency forward contracts	$2,572	$-
Realized gains on sale of long-term investments (a)	-	231,927
Unrealized gains on other long-term investments	-	238
Realized gains on other long-term investments	-	1,952
Write-down of carrying value of long-term investments (Note 6 (a))	-	(1,582)

	$2,572	$232,535

(a)	On August 6, 2013, total cash consideration of $235 million was advanced to the Company by Sumeru Gold BV for the sale of the Company’s 50% interest in Altynalmas Gold Ltd. On November 29, 2013, the transaction was completed upon the satisfaction of all closing conditions and a gain on sale of $231.9 million, net of transactions costs, was recognized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow generated from (used in) operating activities

	Year Ended December 31,
	2014	2013
Net loss	$(198,219)	$(447,660)
Loss from discontinued operations	191,407	370,967
Items not involving use of cash
Concentrate prepayment facility offsets (Note 10)	(53,826)	-
Stock-based compensation	5,681	10,141
Accretion expense	6,949	5,664
Depreciation	390,570	15,267
Accrued interest income	(4,460)	(8,870)
Gain on sale of other mineral property rights	(15,065)	-
Realized gains on sale of long-term investments	-	(235,000)
Realized and unrealized gains on other long-term investments	-	(2,190)
Change in fair value of derivative	32,970	(87,722)
Unrealized foreign exchange losses	106	578
Share of loss of significantly influenced investees	-	3,029
Write-down of carrying value of inventories	19,318	14,839
Write-down of carrying value of property, plant and equipment	8,170	-
Write-down of carrying value of long-term investments	-	1,582
Tax prepayment offset (Note 7)	80,013	-
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(12,510)	4,332
Due from related parties	(13,980)	(3,156)
Inventories	250,937	(450,531)
Prepaid expenses	5,145	(9,148)
(Decrease) increase in:
Accounts payable and accrued liabilities	(4,276)	93,340
Payable to related parties	(37,136)	(20,445)
Deferred revenue	33,336	106,799
Interest payable on long-term debt	(13,530)	13,530

Cash generated from (used in) operating activities of continuing operations	671,600	(624,654)

Cash used in operating activities of discontinued operations	(13,319)	(6,243)

Cash generated from (used in) operating activities	$658,281	$(630,897)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2014	2013

Investing activities
Tax prepayment	$80,013	$-
Deferred consideration from sale of other mineral property rights	$5,000	$-

Financing activities
Rights offering (Note 14 (d))	$962,314	$-
Repayment of credit facility (Note 10 (b))	$(53,826)	$-

(c)	Other supplementary information

	Year Ended December 31,
	2014	2013

Interest paid	$26,479	$44,747

Income taxes paid	$1,832	$339

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS

	December 31,
	2014	2013
Due from related parties:
Rio Tinto (a)	$7,714	$5,050
SouthGobi (b)	11,316	-

	$19,030	$5,050

Payable to related parties:
Rio Tinto (a)	$53,784	$246,296
SouthGobi (b)	-	-

	$53,784	$246,296

(a)	Related party transactions with Rio Tinto

As at December 31, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	December 31,
	2014	2013

Cash and cash equivalents (i)	$711,468	$-
Due from related parties	7,714	5,050
Payable to related parties:
Management service payments (ii)	(7,729)	(100,569)
Cost recoveries (iii)	(46,055)	(73,841)
Standby purchaser fee	-	(71,886)
Interest payable on long-term debt	-	(13,530)
Interim funding facility (Note 11 (a))	-	(1,789,787)
New bridge facility (Note 11 (b))	-	(339,475)

	$665,398	$(2,384,038)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Related party transactions with Rio Tinto (continued)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2014	2013

Interest income on demand deposits	$ 29	$5,681
Cost recoveries - Turquoise Hill	4,017	5,285

Financing costs:
Standby purchaser fee (Note 14 (d))	-	(71,710)
Front end fees (Note 11) (iv)	-	(7,917)
Commitment fees (Note 11) (iv)	(224)	(14,527)
Interest expense (Note 11) (iv)	(4,903)	(129,910)
Management services payment (ii)	(27,745)	(21,750)
Cost recoveries - Rio Tinto (iii)	(78,630)	(98,302)

	$ (107,456)	$(333,150)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at December 31, 2014 included two deposits, made in December 2014, with wholly owned subsidiaries of Rio Tinto totalling $711.5 million and are repayable, in whole or in part, to the Company on demand. The deposits earned interest at an average market rate equivalent. The rate was determined with reference to commercially available returns, on similar investments, offered by a representative group of banks.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Related party transactions with Rio Tinto (continued)

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common.

	Year Ended December 31,
	2014	2013

SouthGobi - from December 3, 2014 (i)	$52	$-

The above noted transactions were in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At December 31, 2014, $11.3 million was due from SouthGobi. There were no amounts payable to companies related to Turquoise Hill by way of directors, officers or shareholders in common.

(i)

SouthGobi became an investment in a company subject to significant influence on December 3, 2014 (see Note 3(a) for further information); prior to this SouthGobi was a consolidated subsidiary of Turquoise Hill and transactions between the Company and SouthGobi were eliminated upon consolidation. Amounts owing from SouthGobi at December 31, 2014 are classified as receivable from related parties; transactions occurring after December 3, 2014 between the Company and SouthGobi are disclosed as related party transactions.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES

	Year Ended December 31, 2014

	Oyu Tolgoi (a), (b)	Corporate, Other & Eliminations	Consolidated

REVENUE	$1,644,133	$-	$1,644,133

COST OF SALES	(1,272,069)	-	(1,272,069)

EXPENSES
Other operating expenses	(302,588)	61,501	(241,087)
General and administrative	-	(25,323)	(25,323)
Exploration and evaluation	(7,417)	(2,263)	(9,680)
Depreciation	(8,348)	(563)	(8,911)
Accretion of asset retirement obligations	(6,949)	-	(6,949)
Gain on sale of other mineral property rights	-	15,065	15,065
Write-down of carrying value of materials and supplies inventory	(16,536)	-	(16,536)
Write-down of carrying value of property, plant and equipment	(8,170)	-	(8,170)

TOTAL EXPENSES	(1,622,077)	48,417	(1,573,660)

OPERATING INCOME	22,056	48,417	70,473

OTHER INCOME (EXPENSES)
Interest income	2,260	2,722	4,982
Interest expense	(470,117)	462,388	(7,729)
Foreign exchange gains	6,003	858	6,861
Change in fair value of derivative	-	(32,970)	(32,970)
Other income	-	2,572	2,572

NET (LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(439,798)	483,987	44,189
Provision for income and other taxes	(841)	(50,160)	(51,001)
Share of loss of significantly influenced investees	-	-	-

NET LOSS FROM CONTINUING OPERATIONS	$(440,639)	$433,827	$(6,812)

CAPITAL EXPENDITURES	$203,390	$196	$203,586

TOTAL ASSETS (c)	$7,300,792	$824,984	$8,125,776

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES (Continued)

	Year Ended December 31, 2013

	Oyu Tolgoi (a), (b)	Corporate, Other & Eliminations	Consolidated

REVENUE	$51,520	$-	$51,520

COST OF SALES	(49,185)	-	(49,185)

EXPENSES
Other operating expenses	(232,571)	19,749	(212,822)
General and administrative	-	(61,288)	(61,288)
Exploration and evaluation	(20,165)	(6,158)	(26,323)
Depreciation	(2,167)	(494)	(2,661)
Accretion of asset retirement obligations	(5,664)	-	(5,664)
Gain on sale of other mineral property rights	-	-	-
Write-down of carrying value of materials and supplies inventory	(14,839)	-	(14,839)
Write-down of carrying value of property, plant and equipment	-	-	-

TOTAL EXPENSES	(324,591)	(48,191)	(372,782)

OPERATING LOSS	(273,071)	(48,191)	(321,262)

OTHER INCOME (EXPENSES)
Interest income	2,736	11,995	14,731
Interest expense	(232,484)	190,392	(42,092)
Foreign exchange losses	(2,342)	(1,610)	(3,952)
Change in fair value of derivative	-	87,722	87,722
Other income	-	232,535	232,535

NET (LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(505,161)	472,843	(32,318)
Provision for income and other taxes	-	(41,346)	(41,346)
Share of loss of significantly influenced investees	-	(3,029)	(3,029)

NET LOSS FROM CONTINUING OPERATIONS	$(505,161)	$428,468	$(76,693)

CAPITAL EXPENDITURES	$1,071,626	$510	$1,072,136

TOTAL ASSETS (c)	$7,883,267	$294,410	$8,177,677

(a)

During the years ended December 31, 2014 and 2013, all of Oyu Tolgoi’s revenue arose from copper concentrate sales to customers in China. Revenue from the three largest customers was $483.8 million (2013 - $24.2 million), $358.0 million (2013 - $18.4 million) and $287.6 million (2013 - $8.9 million). Revenue by geographical destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known then revenue is allocated to the location of the copper concentrate at the time when the revenue is recognized.

(b)

With evolution of Oyu Tolgoi into an operating mine from its prior development phase, this segment is shown on a standalone equivalent basis in the segment disclosures for the year ended December 31, 2014. Previous periods’ segment disclosures combined Oyu Tolgoi with amounts and transactions relating to funding of the development phase.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES (Continued)

Other exploration is no longer presented as a reporting segment, following divestment of the Company’s Indonesian exploration assets and operations in September 2014. The remaining small exploration projects in Mongolia are included within “Corporate, Other & Eliminations”. Comparative segment disclosures for the year ended December 31, 2013 have been re-presented accordingly in these financial statements.

(c)	All long-lived assets other than financial instruments are located in Mongolia.

24.	COMMITMENTS AND CONTINGENCIES

Turquoise Hill has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for supply of power, drilling, engineering, equipment rentals and other arrangements as follows:

2015	$210,997
2016	174,572
2017	31,747
2018	5
2019 onwards	-

$417,321

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)

On December 16, 2014, United States District Court Judge Lorna G. Schofield dismissed the consolidated putative securities class action lawsuit that had been filed in the Southern District of New York against the Company and certain of its officers and directors in December 2013. The lawsuit sought to recover damages that it claimed were attributable to alleged misstatements about the Company’s financial performance arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015, the appeal deadline.

(b)

In June 2014, Oyu Tolgoi LLC received a Tax Act (the “Tax Assessment”) from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi appealed the full Tax Assessment to the Mongolian Dispute Resolution Council and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from the original amount imposed under the Tax Assessment of approximately $127 million, to approximately $30.0 million. Approximately $28.0 million remains subject to dispute. In October 2014, Oyu Tolgoi submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. Oyu Tolgoi maintains that certain items remaining under dispute are breaches of the Investment Agreement and has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	COMMITMENTS AND CONTINGENCIES (Continued)

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement and Mongolian law and in the opinion of the Company at December 31, 2014, an additional provision is not required. The final amount of taxes to be paid depends on a number of factors including the outcome of appeals, negotiation and possible arbitration. Changes in management’s assessment of the outcome of this matter could result in adjustments to the Company’s income statement.

25.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$32,001	$22,214	$9,787	$-
Other long-term investments	75,376	-	-	75,376
Investments in companies subject to significant influence (SouthGobi)	41,465	41,465	-	-
	$148,842	$63,679	$9,787	$75,376

Liabilities:
Payable to related parties	$-	$-	$-	$-
Rights offering derivative liability	-	-	-	-
Embedded derivative liability	-	-	-	-
Liabilities included in non-current liabilities held for sale	-	-	-	-
	$-	$-	$-	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING (Continued)

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$49,053	$31,121	$17,932	$-
Other long-term investments	254,253	-	-	254,253
Less: Long-term investments included in non-current assets held for sale	(6,397)	(6,397)	-	-
	$296,909	$24,724	$17,932	$254,253

Liabilities:
Payable to related parties	$71,886	$-	$71,886	$-
Rights offering derivative liability	928,280	456,827	471,453	-
Embedded derivative liability	3,395	-	3,395	-
Less: Liabilities included in non-current liabilities held for sale	(3,395)	-	(3,395)	-
	$1,000,166	$456,827	$543,339	$-

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments and the Mongolian T-Bill.

The standby purchaser fee liability (see Note 7), which was included within payables to related parties prior to its settlement in January 2014, was classified within level 2 of the fair value hierarchy as its fair value was determined using the optimal currency of exercise for a right.

The Company’s rights offering derivative liabilities were classified within levels 1 and 2 of the fair value hierarchy. The derivative financial liability associated with rights held by the Company’s noncontrolling shareholders was classified within level 1 of the fair value hierarchy as its fair value was determined by reference to published market quotations for the rights. The derivative financial liability associated with rights held by Rio Tinto was classified within level 2 of the fair value hierarchy as its fair value was determined using a forward pricing model, which uses readily observable inputs.

The Company’s embedded derivative liability, included within the convertible credit facility, is classified within level 2 of the fair value hierarchy as its fair value is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING (Continued)

The table below sets forth a summary of changes in the fair value, on a recurring basis, of the Company’s level 3 financial assets for the year ended December 31, 2014.

	Tax Prepayment	T-Bills	Totals
Balance, December 31, 2013	$144,959	$109,294	$254,253
Accrued interest	1,916	2,535	4,451
Fair value redeemed	(80,013)	(115,000)	(195,013)
Unrealized gains included in other comprehensive income	8,514	3,171	11,685
Balance, December 31, 2014	$75,376	$-	$75,376

26.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, the United Kingdom and Canada. Turquoise Hill does not mitigate the balance of this risk.

(b)	Turquoise Hill is exposed to United States interest rate risk with respect to the variable rates of interest receivable on cash and cash equivalents.

27.	SUBSEQUENT EVENTS

(a)

On February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited (the “Purchaser”) providing for the sale of its remaining 48.7 million shares in SouthGobi (after giving effect to the proposed sale of 56.1 million common shares to NUR (see Note 3)) at a price of Cdn$0.35 per common share payable in cash. Half of the aggregate purchase price, representing Cdn$8.5 million, will be received by the Company at closing and the balance of approximately Cdn$8.5 million will be payable on the first anniversary of closing.

Closing is subject to certain conditions, including certain Canadian and Hong Kong stock exchange and securities regulatory matters. Closing is expected to occur no later than March 31, 2015.

In addition, Turquoise Hill has the option (the “Put Option”) to require the Purchaser to acquire an additional number of SouthGobi common shares, up to a pre-agreed maximum, provided the Purchaser will not be required to own more than 29.99% of the outstanding SouthGobi shares following exercise of the Put Option, also at a price of Cdn$0.35 per shares, in the event the transaction contemplated by the share purchase agreement entered into by Turquoise Hill with NUR entered into in July 2014 is not completed by April 30, 2015 (or such later outside date as may be extended by Turquoise Hill and NUR but not later than September 30, 2015).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

27.	SUBSEQUENT EVENTS (Continued)

On March 3, 2015, SouthGobi announced closing of the initial tranche of a previously announced private placement, pursuant to a subscription agreement with the Purchaser in respect of 21.8 million mandatory convertible units and common shares of SouthGobi. The subscription agreement was entered into by SouthGobi at the time of Turquoise Hill’s entry into the share purchase agreement with the Purchaser; the mandatory convertible units automatically convert into SouthGobi common shares on a one-for-one basis upon the earlier of the termination or closing of transaction under the share purchase agreement.

The initial tranche of the private placement completed on March 3, 2015 consisted of the issuance of 10.1 million mandatory convertible units to the Purchaser for proceeds of $3.5 million. The remainder of the private placement, representing up to an additional 11.6 million mandatory convertible units or common shares, is expected to close concurrently with the transaction under the share purchase agreement with the Purchaser.

(b)

During February 2015, Turquoise Hill sold a total of 22.9 million shares in Ivanhoe Mines Ltd. at a weighted average price of Cdn$0.71 per share with a total consideration of Cdn$16.1 million net of transaction fees.